2603 Challenger Tech Court, Suite 100, Orlando, FL 32826

Phone: 407-382-4003 Fax: 407-382-4007

December 17, 2015

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	LightPath Technologies, Inc.
Form 10-K for the Fiscal Year ended June 30, 2015
Filed September 22, 2015
File No. 000-27548

Dear Mr. James:

LightPath Technologies, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 8, 2015 (the “Comment Letter”) with respect to the Company’s Annual Report Form 10-K for the fiscal year ended June 30, 2015 (File No. 000-27548) (the “Form 10-K”) filed with the Commission on September 22, 2015.

This letter sets forth the comments of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following the comment, sets forth our response. We are also simultaneously filing an amendment to the Form 10-K in response to the Staff’s comments.

Form 10-K for the fiscal year ended June 30, 2015

Item 8. Financial Statements

Note 3. Inventories, net, page F-11

1.	We note in the second quarter of fiscal 2014, you reclassified tooling from fixed assets and prepaid expenses into inventory. The amount of tooling in inventory as of June 30, 2015 is $1 million. Please tell us why you now classify these costs in inventory and how the assets meet the definition of inventory in the FASB Master Glossary.

Response of LightPath Technologies, Inc.

to Staff comment letter of December 17, 2015

Response 1: In the second quarter of fiscal 2014, we changed our classification of tooling costs associated with inventory costing. Previously, the majority of such costs were classified within property and equipment on the consolidated balance sheet. The periodic amortization of such costs was included in the pool of production overhead costs, a portion of which was capitalized into inventory. We are now classifying tooling costs as a direct inventory cost into specific products through our production costing processes. This classification change was made to more accurately compute our standard costs and to reflect the process used to quote and internally estimate product costs overall.

Per the FASB Master Glossary, “inventory” means the aggregate of those items of tangible personal property that have any of the following characteristics: (i) held for sale in the ordinary course of business (or merchandise of a trading concern and the finished goods of a manufacturer); (ii) in process of production for such sale (or work in process); or (iii) to be currently consumed in the production of goods or services to be available for sale (or raw materials and supplies). This definition of inventories excludes long-term assets subject to depreciation accounting, or goods which, when put into use, will be so classified. The fact that a depreciable asset is retired from regular use and held for sale does not indicate that the item should be classified as part of the inventory. Raw materials and supplies purchased for production may be used or consumed for the construction of long-term assets or other purposes not related to production, but the fact that inventory items representing a small portion of the total may not be absorbed ultimately in the production process does not require separate classification. By trade practice, operating materials and supplies of certain types of entities, such as oil producers, are usually treated as inventory.

Our tooling consists of rings, sleeves, and molds, and is consumed in the process of producing our lenses. Accordingly, we believe our tooling properly fits within clause (iii) above, as the tooling is currently consumed in the production of our lenses that are available for sale to our customers.

Exhibit 23.1

2.	We note that the consent is dated September 4, 2014 and your Form 10-K was filed September 22, 2015. Also, the consent refers to the firm’s audit report dated September 4, 2014 while the report included on page F-3 is dated September 22, 2015. Please amend to provide a currently dated consent and ensure that the consent refers to the correct date of the audit report. Refer to Item 601.B(23)(ii) of Regulation S-K.

Response 2: We have simultaneously filed an amendment to the Form 10-K in order to include a currently dated consent from Cross, Fernandez & Riley LLP (“CFR”) addressing the Staff’s comment.

Response of LightPath Technologies, Inc.

to Staff comment letter of December 17, 2015

3.	As a related matter, we note that the report from Cross, Fernandez & Riley LLP is dated September 22, 2015 while its report included in your June 30, 2014 Form 10-K was dated September 4, 2014, the date of the report to which the consent refers. As we note that the firm is no longer registered with the PCAOB and in light of the disclosures included on page 20, please tell us whether the firm intended to update its report and, if so, describe to us the audit work it performed following September 4, 2014. Otherwise, please amend the filing to include a correctly dated audit report.

Response 3: CFR did not intend to update its report, and no audit work was performed following September 4, 2014. Due to a scrivener’s error, CFR’s report included in the Form 10-K was inadvertently dated September 22, 2015. We have simultaneously filed an amendment to the Form 10-K in order to include a correctly dated audit report from CFR.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (407) 382-4003, extension 305, or our counsel, Jeffrey E. Decker of Baker & Hostetler LLP at (407) 649-4017.

Sincerely,

/s/	Dorothy M Cipolla

Dorothy M. Cipolla
Chief Financial Officer